SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

Delhaize Group Obtains Investment Grade Rating (Baa3) from Moody’s

BRUSSELS, Belgium – May 14, 2007—Delhaize Group (Euronext Brussels: DELB, NYSE: DEG), the Belgian international food retailer, announced today that it obtained an investment grade rating (Baa3 with stable outlook) by the rating agency Moody’s, while Standard & Poor’s (S&P) designated the same rating as Delhaize America (BB+ with a recent revision to a positive outlook) to Delhaize Group.

Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group: “We are pleased that Moody’s recognized our operational and financial strength by designating Delhaize Group an investment grade credit rating.”

Moody’s gave Delhaize Group an investment grade rating of Baa3 with a stable outlook, which represents an upward revision in comparison with the previous non-investment grade Ba1 rating of Delhaize America. This credit rating assumes successful implementation of cross-guarantees between Delhaize Group, SA and Delhaize America, Inc., its largest subsidiary. In its press release, Moody’s highlights Delhaize Group’s competitive positioning, its operating margin amongst the highest in the supermarket industry, its low business risk, its satisfactory level of liquidity, its disciplined approach to selected divestitures and its recent bolt-on acquisitions.

S&P gave the same rating to Delhaize Group as it previously gave to Delhaize America: BB+ with a positive outlook. On March 2, 2007, S&P revised the outlook of the credit rating of Delhaize America from stable to positive referring to “steadily improving financial measures, the good track record of its core business, increasing format diversification, and above-average operating margins.”

Until now, Delhaize Group itself had no credit rating. Delhaize Group is currently preparing the implementation of cross-guarantees between Delhaize Group and Delhaize America. The implementation of cross-guarantees was conditional upon Delhaize Group obtaining a credit rating from Moody’s and S&P at least as strong as the current credit rating and outlook of Delhaize America. Delhaize Group expects the implementation of cross-guarantees to be finalized very soon. After the implementation of cross-guarantees, Delhaize Group will be the rated entity instead of Delhaize America.

Delhaize Group

Delhaize Group is a Belgian food retailer present in eight countries on three continents. At the end of March 2007, Delhaize Group’s sales network consisted of 2,717 stores. In 2006, Delhaize Group posted EUR 19.2 billion (USD 24.1 billion) in net sales and other revenues and EUR 351.9 million (USD 441.8 million) in net profit. At the end of 2006, Delhaize Group employed approximately 142,500 people. Delhaize Group is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements about strategic options, future strategies and the anticipated benefits of these strategies, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance”, “outlook”, “projected”, “believe”, “target”, “predict”, “estimate”, “forecast”, “strategy”, “may”, “goal”, “expect”, “anticipate”, “intend”, “plan”, “foresee”, “likely”, “will”, “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2005 and other periodic filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: May 17, 2007	By:	/s/ G. Linn Evans
G. Linn Evans Vice President